Exhibit 3.1.3

OFFICE OF THE SECRETARY OF STATE

CERTIFICATE OF DESIGNATION

BOON INDUSTRIES, INC.

WHEREAS, the Certificate of Designation of has been filed in the office of the Secretary of State as provided by the laws of the State of Oklahoma.

NOW THEREFORE, I, the undersigned’ Secretary of State of the State of Oklahoma, by virtue of the powers vested in me by law, do hereby issue this certificate evidencing such filing.

IN TESTIMONY WHEREOF, I hereunto set my hand and cause to be affixed the Great Seal of the State of Oklahoma.

Filed in the city of Oklahoma City this 2nd day of March. 2020.

Secretary of State

03/02/2020 09:10 AM	FILED - Oklahoma Secretary of State #1912821753 03/02/2020
OKLAHOMA SECRETARY OF STATE

CERTIFICATE OF DESIGNATION
of
SERIES (B) PREFERRED STOCK ($.0001 Par Value) of BOON INDUSTRIES, INC

Pursuant to the Oklahoma General Corporation Act of the State of Oklahoma

The designation, preferences, limitations and relative rights of the Series (B) Convertible Preferred Stock are as follows:

SERIES (B) CONVERTIBLE PREFERRED STOCK:

The designation of. the number of shares constituting, and the rights, preferences, privileges and restrictions relating to the “Series (B) Preferred Stock- are as follows:

1)       Designation and Number of Shares. This series of Preferred Stock shall be designated as “Series (B) Preferred Stock” and the number of shares of such series shall be One Thousand (1,000) shares, $0.0001 par value per share.

2)       Stated Value. The stated value of the Series (B) Preferred Stock shall be $0.0001 per share.

3)       Dividends and Preference on Liquidation. There are no dividends and in the event of any voluntary or involuntary liquidation dissolution or winding up of the corporation each share of Series (B) has no value.

4)       Voting Rights. The holder of the shares of the Series (B) Voting Preferred Stock has the right to vote those shares of the Series (B) Voting Preferred Stock regarding any matter or action that is required to be submitted to the shareholders of the Company for approval. The vote of each share of the Series (B) Voting Preferred Stock is equal to and counted as four (4) times the votes of all of the shares of the Company’s (i) common stock, and (ii) other voting preferred stock issued and outstanding on the date of each and every vote or consent of the shareholders of the Company regarding each and every matter submitted to the shareholders of the Company for approval.

5)       Conversion of Series (B) Preferred Stock into Common Stock. Series (B) Preferred Shares have no conversion rights except to be four (4) times the total issued and outstanding at the time of any corporate action.

6)       Consolidation or Change Authorized or Corporate Action Reducing or Increasing Stock. The shares of Series (B) Preferred Stock shall not be effected by or subject to adjustment following any change to the amount of authorized shares of Common Stock or the amount of Common Stock issued and outstanding caused by any split or consolidation of the corporation’s Common Stock.

7)       Redemption. None

No holder of shares of the Corporation of any class shall have any pre-emptive or preferential right in or pre-emptive or preferential right to subscribe to or for or acquire any new or additional shares, or any subsequent issue of shares, or any unissued or treasury shares of the Corporation, whether now or hereafter authorized, or any securities convertible into or carrying a right to subscribe to or for or acquire any such shares whether now or hereafter authorized. All shares are to be non-assessable.

BOON INDUSTRIES, INC.
an Oklahoma Corporation
Date: March 2, 2020

BOARD OF DIRECTORS:

Mike Schatz
President, CFO, CEO, Chairman, Secretary,
Treasurer and Sole Director